UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 09 September 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Holland a director of Gold Fields Limited, Mr PA Schmidt a director of Gold Fields Limited, Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan and Ms LN Samuel directors of Gold Fields Operations Limited & GFI Joint Venture Holdings (Pty) Limited, Mr R Weston a director of a major subsidiary Gold Fields Australasia (Pty) Limited, and Ms TL Harmse, Company Secretary of Gold Fields Limited, all sold some or all of their Bonus Shares ("BS") which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan, and / or the Gold Fields Limited 2005 Share Plan, as amended.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Details of the transaction are set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company's performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 300% of the conditional award.

Name	NJ Holland
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	03 September 2014
Number of Shares	36,951
Class of Security	Ordinary shares
Market Price per share	R49.6426
Total Value	R1,834,343
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 September 2014

Number of Shares – sold	15,677
Class of Security	Ordinary shares
Market Price per share	R50.6066
Total Value	R793,359
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	JH Pauley
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares – sold	15,677
Class of Security	Ordinary shares
Market Price per share	R50.7203
Total Value	R795,142
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	NA Chohan
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares – sold	2,571
Class of Security	Ordinary shares
Market Price per Share	R50.6066
Total Value	R130,109
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	NA Chohan
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares	3,552
Class of Security	Ordinary shares
Market Price per Share	R49.6426
Total Value	R176,330
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	LN Samuel
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares – sold	1,427
Class of Security	Ordinary shares
Market Price per Share	R50.6066
Total Value	R72,215

Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**LN Samuel**
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares	1,972
Class of Security	Ordinary shares
Market Price per Share	R49.6426
Total Value	R97,895
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**R Weston**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares – sold	13,392
Class of Security	Ordinary shares
Market Price per Share	R50.6066
Total Value	R677,723
Vesting Period	Bonus Shares vest in equal parts on 12 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**TL Harmse**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares - sold	2,832
Class of Security	Ordinary shares
Market Price per Share	R50.6066
Total Value	R143,317
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**TL Harmse**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 September 2014
Number of Shares - sold	819
Class of Security	Ordinary shares
Market Price per Share	R50.6066
Total Value	R41,446
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

05 September 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 09 September 2014

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer